UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 4*)

Longtop Financial Technologies Limited

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

54318P108

(CUSIP Number)

Charles P. Coleman III
c/o Tiger Global Management, LLC
101 Park Avenue, 48th Floor
New York, New York 10178
(212) 984-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2009

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 54318P108	13D	Page 3 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

7,293,499 (represented 7,293,499 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

7,293,499 (represented by 7,293,499 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,293,499

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 54318P108	13D	Page 4 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Charles P. Coleman III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

7,293,499 (represented by 7,293,499 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

7,293,499 (represented by 7,293,499 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,293,499

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No. 54318P108	13D	Page 5 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global Private Investment Partners III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

4,372,546 (represented by 4,372,546 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

4,372,546 (represented by 4,372,546 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 54318P108	13D	Page 6 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global PIP Performance III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

4,372,546 (represented by 4,372,546 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

4,372,546 (represented by 4,372,546 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 54318P108	13D	Page 7 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global PIP Management III, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

4,372,546 (represented by 4,372,546 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

4,372,546 (represented by 4,372,546 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,372,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 54318P108	13D	Page 8 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global Private Investment Partners IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

2,718,306 (represented by 2,718,306 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

2,718,306 (represented by 2,718,306 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,718,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 54318P108	13D	Page 9 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global PIP Performance IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

2,718,306 (represented by 2,718,306 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

2,718,306 (represented by 2,718,306 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,718,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 54318P108	13D	Page 10 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global PIP Management IV, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

2,718,306 (represented by 2,718,306 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

2,718,306 (represented by 2,718,306 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,718,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 54318P108	13D	Page 11 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

116,866 (represented by 116,866 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

116,866 (represented by 116,866 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,866

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 54318P108	13D	Page 12 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

3,911 (represented by 3,911 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

3,911 (represented by 3,911 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,911

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 54318P108	13D	Page 13 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global Performance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

202,647 (represented by 202,647 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

202,647 (represented by 202,647 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,647

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 54318P108	13D	Page 14 of 21 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Tiger Global Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐

		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER

81,870 (represented by 81,870 American Depositary Shares, which may be exchanged into ordinary shares)

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER

81,870 (represented by 81,870 American Depositary Shares, which may be exchanged into ordinary shares)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,870

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

	SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No. 54318P108	13D	Page 15 of 21 Pages

Statement on Schedule 13D

          This Amendment No. 4 amends the Schedule 13D filed with the Securities Exchange Commission on November 1, 2007, as amended by Amendment No. 1, dated November 9, 2007, Amendment No. 2, dated March 13, 2009, and as further amended by Amendment No. 3, dated June 26, 2009 on behalf of: (i) Tiger Global Private Investment Partners III, L.P., a Cayman Islands limited partnership; (ii) Tiger Global PIP Performance III, L.P., a Cayman Islands limited partnership; (iii) Tiger Global PIP Management III, Ltd., a Cayman Islands exempted company; (iv) Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership; (v) Tiger Global PIP Performance IV, L.P., a Cayman Islands limited partnership; (vi) Tiger Global PIP Management IV, Ltd., a Cayman Islands exempted company; (vii) Tiger Global, L.P., a Delaware limited partnership; (viii) Tiger Global II, L.P., a Delaware limited partnership; (ix) Tiger Global Performance, LLC, a Delaware limited liability company; (x) Tiger Global, Ltd., a Cayman Islands exempted company; (xi) Tiger Global Management, LLC, a Delaware limited liability company, and (xii) Charles P. Coleman III. Only those items as to which there has been a change are included in this Amendment No. 4. All information in this Amendment No. 4 is current as of the close of business on July 10, 2009.

ITEM 2	IDENTITY AND BACKGROUND

          (a-c, f) This Schedule 13D is being filed on behalf of: (i) Tiger Global Private Investment Partners III, L.P., a Cayman Islands limited partnership (“TGPIP III”); (ii) Tiger Global PIP Performance III, L.P., a Cayman Islands limited partnership (“TGP III”); (iii) Tiger Global PIP Management III, Ltd., a Cayman Islands exempted company (“TGM III” and together with TGP III and TGPIP III, the “TGPIP III Entities”); (iv) Tiger Global Private Investment Partners IV, L.P., a Cayman Islands limited partnership (“TGPIP IV”); (v) Tiger Global PIP Performance IV, L.P., a Cayman Islands limited partnership (“TGP IV”); (vi) Tiger Global PIP Management IV, Ltd., a Cayman Islands exempted company (“TGM IV” and together with TGP IV and TGPIP IV, the “TGPIP IV Entities”); (vii) Tiger Global, L.P., a Delaware limited partnership (“TGLP”); (viii) Tiger Global II, L.P., a Delaware limited partnership (“TGII”); (ix) Tiger Global Master Fund, L.P., a Cayman Islands limited partnership (“TGMF”, and together with TGPIP III, TGPIP IV, TGLP and TGII, the “Tiger Global Funds”) (x) Tiger Global Performance, LLC, a Delaware limited liability company (“TGP” and together with TGLP, TGII and TGMF, the “TGP Entities”); (xi) Tiger Global Management, LLC, a Delaware limited liability company (“TGM”, and together with the TGPIP III Entities, the TGPIP IV Entities, and the TGP Entities, the “Tiger Global Entities”); and (xii) Charles P. Coleman III (together with Tiger Global Entities, the “Reporting Persons”). Mr. Coleman is a citizen of the United States.

          Each of the Tiger Global Funds is a private investment fund. TGP III is the general partner of TGPIP III, and TGM III is the general partner of TGP III. TGP IV is the general partner of TGPIP IV, and TGM IV is the general partner of TGP IV. TGP is the general partner of TGLP, TG II and TGMF. TGM acts as the management company to the TGPIP III Entities, the TGPIP IV Entities and the TGP Entities and acts as investment manager to TGLP, TGII and TGMF. Mr. Coleman is the managing member of TGM and TGP and the director of TGM III and TGM IV. The principal business office of the TGPIP III Entities, the TGPIP IV Entities, the TGP Entities (other than TGMF), TGM and Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178. The principal business office of TGMF is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

CUSIP No. 54318P108	13D	Page 16 of 21 Pages

          (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 4	PURPOSE OF TRANSACTION

          In connection with its reorganization, effective July 1, 2009, Tiger Global, Ltd. (“TGLTD”) transferred ownership of all its assets, including all of its shares of the Issuer, to TGMF, a newly-formed, affiliated entity, in which TGLTD is a limited partner.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

          (a, b) As of the date hereof, TGM may be deemed to beneficially own 7,293,499 Ordinary Shares, constituting approximately 14.2% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGM has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 7,293,499 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 7,293,499 Ordinary Shares.

          (a, b) As of the date hereof, Charles P. Coleman III may be deemed to beneficially own 7,293,499 Ordinary Shares, constituting approximately 14.2% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          Mr. Coleman has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 7,293,499 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 7,293,499 Ordinary Shares.

          (a, b) As of the date hereof, TGPIP III may be deemed to beneficially own 4,372,546 Ordinary Shares, constituting approximately 8.5% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGPIP III has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 4,372,546 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 4,372,546 Ordinary Shares.

          (a, b) As of the date hereof, TGP III may be deemed to beneficially own 4,372,546 Ordinary Shares, constituting approximately 8.5% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

CUSIP No. 54318P108	13D	Page 17 of 21 Pages

          TGP III has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 4,372,546 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 4,372,546 Ordinary Shares.

          (a, b) As of the date hereof, TGM III may be deemed to beneficially own 4,372,546 Ordinary Shares, constituting approximately 8.5% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGM III has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 4,372,546 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 4,372,546 Ordinary Shares.

          (a, b) As of the date hereof, TGPIP IV may be deemed to beneficially own 2,718,306 Ordinary Shares, constituting approximately 5.3% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGPIP IV has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 2,718,306 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 2,718,306 Ordinary Shares.

          (a, b) As of the date hereof, TGP IV may be deemed to beneficially own 2,718,306 Ordinary Shares, constituting approximately 5.3% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGP IV has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 2,718,306 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 2,718,306 Ordinary Shares.

          (a, b) As of the date hereof, TGM IV may be deemed to beneficially own 2,718,306 Ordinary Shares, constituting approximately 5.3% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGM IV has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 2,718,306 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 2,718,306 Ordinary Shares.

          (a, b) As of the date hereof, TGLP may be deemed to beneficially own 116,866 Ordinary Shares, constituting approximately 0.2% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

CUSIP No. 54318P108	13D	Page 18 of 21 Pages

          TGLP has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 116,866 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 116,866 Ordinary Shares.

          (a, b) As of the date hereof, TGII may be deemed to beneficially own 3,911 Ordinary Shares, constituting approximately 0.0% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGII has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 3,911 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 3,911 Ordinary Shares.

          (a, b) As of the date hereof, TGP may be deemed to beneficially own 202,647 Ordinary Shares, constituting approximately 0.4% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGP has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 202,647 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 202,647 Ordinary Shares.

          (a, b) As of the date hereof, TGMF may be deemed to beneficially own 81,870 Ordinary Shares, constituting approximately 0.2% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of May 31, 2009 as reported in the Issuer’s Form 20-F filed on June 29, 2009.

          TGMF has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 81,870 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has the shared power to dispose or direct the disposition of 81,870 Ordinary Shares

          (c) Except for the transfer of ownership of Issuer’s Ordinary Shares from TGLTD to TGMF pursuant to the reorganization of TGLTD described in Item 4 above, there were no transactions by the Reporting Persons of Issuer’s Ordinary Shares in the last 60 days other than the Secondary Sales described below.

CUSIP No. 54318P108	13D	Page 19 of 21 Pages

Name	Date	Number of Shares Sold	Average Price
TGPIP III	6/9/09	162,268	$29.56
TGPIP IV	6/9/09	100,878	$29.56
TGLP	6/9/09	4,337	$29.56
TGII	6/9/09	145	$29.56
TGLTD	6/9/09	3,038	$29.56
TGPIP III	6/10/09	10,817	$29.23
TGPIP IV	6/10/09	6,724	$29.23
TGLP	6/10/09	289	$29.23
TGII	6/10/09	10	$29.23
TGLTD	6/10/09	203	$29.23
TGPIP III	6/15/09	83,597	$26.78
TGPIP IV	6/15/09	51,970	$26.78
TGLP	6/15/09	2,235	$26.78
TGII	6/15/09	75	$26.78
TGLTD	6/15/09	1,565	$26.78
TGPIP III	6/16/09	160,833	$26.18
TGPIP IV	6/16/09	99,987	$26.18
TGLP	6/16/09	4,299	$26.18
TGII	6/16/09	144	$26.18
TGLTD	6/16/09	3,012	$26.18
TGPIP III	6/17/09	167,438	$26.03
TGPIP IV	6/17/09	104,091	$26.03
TGLP	6/17/09	4,475	$26.03
TGII	6/17/09	150	$26.03
TGLTD	6/17/09	3,135	$26.03
TGPIP III	6/18/09	181,307	$26.07
TGPIP IV	6/18/09	112,714	$26.07
TGLP	6/18/09	4,846	$26.07
TGII	6/18/09	162	$26.07
TGLTD	6/18/09	3,395	$26.07
TGPIP III	6/19/09	222,526	$26.53
TGPIP IV	6/19/09	138,338	$26.53
TGLP	6/19/09	5,949	$26.53
TGII	6/19/09	199	$26.53
TGLTD	6/19/09	4,167	$26.53
TGPIP III	6/26/09	94,003	$26.08
TGPIP IV	6/26/09	58,441	$26.08
TGLP	6/26/09	2,513	$26.08
TGII	6/26/09	84	$26.08
TGLTD	6/26/09	1,761	$26.08
TGPIP III	6/29/09	3,593	$26.08
TGPIP IV	6/29/09	2,234	$26.08
TGLP	6/29/09	96	$26.08
TGII	6/29/09	3	$26.08
TGLTD	6/29/09	67	$26.08

          (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) Not applicable.

CUSIP No. 54318P108	13D	Page 20 of 21 Pages

Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2009

Tiger Global Management, LLC	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Charles P. Coleman III	/s/ Charles P. Coleman III

Signature

Tiger Global Private Investment Partners III, L.P. By Tiger Global PIP Performance III, L.P. Its General Partner	/s/ Charles P. Coleman III

Signature

By Tiger Global PIP Management III, Ltd. Its General Partner	Charles P. Coleman III
Director

Tiger Global PIP Performance III, L.P. By Tiger Global PIP Management III, Ltd. Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

Tiger Global PIP Management III, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

CUSIP No. 54318P108	13D	Page 21 of 21 Pages

Tiger Global Private Investment Partners IV, L.P. By Tiger Global PIP Performance IV, L.P. Its General Partner	/s/ Charles P. Coleman III

Signature

By Tiger Global PIP Management IV, Ltd. Its General Partner	Charles P. Coleman III
Director

Tiger Global PIP Performance IV, L.P. By Tiger Global PIP Management IV, Ltd. Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

Tiger Global PIP Management IV, Ltd.	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Director

Tiger Global, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global II, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global Performance, LLC	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member

Tiger Global Master Fund, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Charles P. Coleman III

Signature

Charles P. Coleman III
Managing Member